[Ralcorp Letterhead]	SEC File Number: 1-12619 Writer’s Direct Dial Number: 314-877-7099 Writer’s E-Mail Address: cghuber@ralcorp.com

June 16, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Branch Chief

Re:  Ralcorp Holdings, Inc. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, Filed June 11, 2008

Amendment No. 2 to Registration Statement on Form S-4, Filed June 11, 2008, File No. 333- 150222

Dear Ms. Parker:

Ralcorp Holdings, Inc. (the “Company” or “Ralcorp”) is in receipt of the Staff’s letter dated June 16, 2008 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filings. The Company hereby submits the following responses to the Staff. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Schedule 14A

1. We note the revisions provided in response to prior comment 5. Please provide examples in your disclosure of the “facts and circumstances” that may require you to resolicit. Alternatively, please revise your statement to clearly state, without qualification, that you will resolicit shareholders in the event of the waiver of a material condition if required to do so by law.

Response:

The Company has revised the disclosure on pages 9 and 35 of the proxy statement in response to the Staff’s comment.

Questions & Answers, page 4

“What are the principal adverse consequences.,” page 6

2. Please supplement the disclosure under this heading to provide a cross-reference to the disclosure on page 40 regarding where shareholders may obtain information regarding the discount.

Response:

The Company has revised the disclosure on page 9 of the proxy statement in response to the Staff’s comment.

* * * * *

Please feel free to contact me at (314) 877-7099 if you have any further questions.

Sincerely,

/s/ Charles G. Huber, Jr.

Charles G. Huber, Jr.

Vice President and General Counsel

cc:	William F. Seabaugh
R. Randall Wang
Melissa Duru